520- 141 Adelaide Street West, Toronto, Ontario M5H 3L5
Tel: 416.364.4911 Fax: 416.364.2753

July 30, 2015

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: John Reynolds, Assistant Director

Re:	Energizer Resources, Inc. Registration Statement on Form S-1 (File No. 333-205104) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Energizer Resources, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) takes appropriate action to declare the above-referenced Registration Statement on Form S-1 (File No. 333-205104) effective on July 31, 2015 at 4:00 P.M. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Peter Liabotis

July 30, 2015

•	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests that the Commission confirms the effective date and time of the Registration Statement.

Thank you for your review of this filing. If you have any questions with respect to this letter, please contact the undersigned at (416) 364-4911, or Kimberley R. Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

Energizer Resources, Inc.

By:	/s/ Peter Liabotis
Peter Liabotis Chief Financial Officer

cc: Kimberley R. Anderson, Dorsey & Whitney LLP